

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 17, 2015

Arraya Wilaiphan
President
messageBgone, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074-7739

> **Re:** **messageBgone, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 16, 2015**
> **File No. 333-208024**

Dear Mr. Wilaiphan:

Our preliminary review of your registration statement indicates that you failed to include an audit report as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct this deficiency.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Andrew J. Befumo, Esq.
       Befumo & Schaeffer, PLLC